UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of April 2023

Commission File Number 001-40517

BON NATURAL LIFE LIMITED

(Translation of registrant’s name into English)

25F, Rongcheng Yungu, Keji 3rd Road

Xi’an Hi-Tech Zone, Xi’an, China

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Resignation of Zhenchao Li and Appointment of Wallace Lee as New Chief Financial Officer

On April 7, 2023, Zhenchao Li, Chief Financial Officer of Bon Natural Life Limited (the “Company”), notified the Company of his intent to retire from his position as Chief Financial Officer, effective April 17, 2023.

Effective April 17, 2023, Wallace Lee was appointed as the new Chief Financial Officer of the Company to assume the responsibilities held by Mr. Li.

Prior to joining the Company, Mr. Lee served as the Vice President of Finance at Ruanyum Edi Technology, Inc. (since February 2022). Mr. Lee has served in a variety of key leadership roles with companies including China SXT Pharmaceuticals, Inc. (Nasdaq:SXTC) (February 2021 - January 2022 as Chief Financial Officer), Wanda Sports Group Holding Limited (Nasdaq: WSG) (January 2019 - April 2020 as Finance Securities & Operation Director) and Secoo Holding Limited (Nasdaq: SECO) (May 2017- December 2019 as Finance Reporting Director), Beijing Yongtuo CPA Limited (2012-2017 as Audit Principal of the International Business Department). He received his undergraduate from University of Houston and is a Certified Public Accountant in the state of Texas.

Related to Mr. Lee’s appointment as Chief Financial Officer, the Company entered into an employment agreement with Mr. Lee, which will become effective April 17, 2023 (the “Employment Agreement”). Mr. Lee will earn a monthly salary of $4,200.

The Employment Agreement, which is filed herewith as Exhibit 10.1, contains additional terms and should be reviewed in its entirety for additional information.

Exhibits

The following exhibits are included in this Form 6-K:

Exhibit No.	Description of Exhibit
10.1	English Translation of Employment Agreement by and between Wallace Lee and Bon Natural Life Limited, dated April 17, 2023

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 21, 2023	Bon Natural Life Limited

	By:	/s/ Yongwei Hu
Yongwei Hu
Chairman and Chief Executive Officer